June 14, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Corey Jennings

Special Counsel

Office of International Corporate Finance

Re:	The Federal Republic of Nigeria
Registration Statement under Schedule B
File No. 333-216840

Ladies and Gentlemen:

We wish to advise you that we hereby join with The Federal Republic of Nigeria’s request for its Registration Statement (File No. 333-216840) under Schedule B of the Securities Act of 1933, as amended (the “Securities Act”), filed with the Securities and Exchange Commission on March 20, 2017, as amended by Pre-Effective Amendment No. 1 thereto filed on May 17, 2017, Pre-Effective Amendment No. 2 thereto filed on May 31, 2017 and Pre-Effective Amendment No. 3 thereto filed on June 12, 2017 to be declared effective at 5:00 p.m. on June 16, 2017 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we wish to advise you that PDF versions of the preliminary prospectus included in the Registration Statement have been distributed on June 12, 2017 to the underwriters anticipated to participate in the offering.

In connection with the preliminary prospectus distribution, we will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

[signature page to underwriters’ request]

As the representatives of the several underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Andrew Karp
Name: Andrew Karp Title: Managing Director